Mail Stop 6010

April 21, 2009

John F. Crowley
President and Chief Executive Officer
Amicus Therapeutics, Inc.
6 Cedar Brook Drive
Cranbury, NJ 08512

      Re: Amicus Therapeutics, Inc.
                  Form 10-K
                  Filed February 8, 2008
                  File No. 001-33497

Dear Mr. Crowley:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Jeffrey P. Riedler
                  Assistant Director

cc: Julio E. Vega
       Noreen A. Martin
       Bingham McCutchen LLP
       Fax: 617.951.8736